SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 013068101	13D	Page 2 of 5 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only)

Carol L. Bernick
2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒
3	Sec Use Only

4	Source of Funds*

Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e)	☐

6	Citizenship or Place of Organization

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power

0
8 Shared Voting Power

0
9 Sole Dispositive Power

0
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11)

0
14	Type of Reporting Person*

IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, $.22 par value per share (“shares” or “Common Stock”).

Name and Address of Issuer:	Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a) Name of Person Filing:	Carol L. Bernick (“Bernick”)

(b) Address:	c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, IL 60160

(c) Principal Business:	Bernick, an individual, is a Director and Chairman of the Company.

(d) Prior Criminal Convictions:	None

(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f) Citizenship:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

(a) As previously reported, the Company entered into an investment agreement (the “Investment Agreement”), dated as of June 19, 2006, as amended, with CDRS Acquisition LLC (“Investor”), New Aristotle Company, Sally Beauty Holdings, Inc. (formerly known as New Sally Holdings, Inc., “SBH”) and Sally Holdings, Inc. (“Sally Holdings”).

The Investment Agreement and related agreements provide for the separation of the Company into two publicly-traded companies: New Aristotle Holdings, Inc. subsequently renamed Alberto-Culver Company (“New Alberto Culver”) which owns and operates the Company’s consumer products business, and SBH, which owns and operates the Company’s Sally/BSG Distribution business.

On November 16, 2006 (the “Closing Date”), the parties completed the separation contemplated by the Investment Agreement and related agreements. In the separation, a subsidiary of SBH merged with and into the Company and each share of common stock was converted into a share of common stock of SBH, which shares following completion of the transactions represented approximately 52.45% of the capital stock of SBH on a fully diluted basis; the Company was converted into a limited liability company and contributed to New Alberto-Culver; SBH issued shares of Class A common stock to Investor and its affiliate,

CUSIP NO. 013068101	13D	Page 4 of 5 Pages

CD&R Parallel Fund VII, L.P. (the “CDR Parallel Fund”) for $575 million, Class A common stock converted into common stock of SBH on November 17, 2006 which in the aggregate represents approximately 47.55% of the capital stock of SBH on a fully diluted basis; Sally Holdings incurred approximately $1.85 billion of debt; SBH effected a $25.00 per share special cash dividend to holders of record of its common stock as of November 16, 2006; and SBH effected a dividend of one share of common stock of New Alberto-Culver for each share of common stock of SBH held of record as of November 16, 2006.

In accordance with the Investment Agreement, on the Closing Date, SBH, the Investor and the CDR Parallel Fund entered into a Stockholders Agreement with Bernick, her parents, Leonard H. Lavin and Bernice E. Lavin, certain trusts (the “Family Trusts”) which are for the benefit of Leonard H. Lavin and Bernice E. Lavin and their descendants, including Bernick (the “Family Members”), and a partnership whose partners are certain Family Trusts and other trusts for the benefit of certain Family Members (the “Family Partnership”) (Bernick, Leonard H. Lavin, Bernice E. Lavin, the Family Trusts and the Family Partnership are sometimes collectively referred to herein as the “Family Stockholders”), pursuant to which, among other things, the Family Stockholders will have certain registration rights with respect to their SBH common stock.

(b)-(j) See Item 4(a) above.

CUSIP NO. 013068101	13D	Page 5 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

	(a)	(i)	None

		(ii)	None

	(b)	Number of shares as to which Bernick has:

		(i)	Sole power to vote:	0

		(ii)	Shared power to vote:	0

		(iii)	Sole power to dispose:	0

		(iv)	Shared power to dispose:	0

	(c)	Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Bernick.

	(d)	None.

	(e)	Bernick ceased to be the beneficial owner of more than five percent of the Common Stock on November 16, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Items 4 and 5 herein, Bernick does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2006

Signature:	/s/ Carol L. Bernick
Name/Title:	Carol L. Bernick, individually; as trustee or co- trustee of various trusts; and as an officer of two foundations.